Exhibit 1.01

TPI Composites, Inc.

Conflict Minerals Report

For the Reporting Period January 1 to December 31, 2023

This Conflict Minerals Report (“CMR”) has been prepared by TPI Composites, Inc., a Delaware corporation (herein referred to, alternatively, as “TPI,” “we” and “our”). This CMR for the reporting period January 1 to December 31, 2023, is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten, and gold.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014, TPI is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that TPI has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein was not required.

I.	Product Overview

TPI is a manufacturer of composite wind blades for the wind energy market, high strength, lightweight and durable composites products for the automotive market and related tooling assemblies for these products. A complete description of TPI’s business and products is contained under the subheading “Overview” in “Item 1. Business” of our most recent annual report on Form 10-K, filed with the SEC on February 22, 2024.

II.	Supply Chain Overview

TPI purchases materials, products and services to support production across our global manufacturing locations. The largest contributor within TPI’s global procurement spend is direct raw materials. Although the majority of materials incorporated into our products are available from a number of sources, certain materials are available only from a relatively limited number of suppliers. Further, our agreements with certain customers require us to purchase raw materials from a single supplier unless additional suppliers are evaluated and found to satisfy the requirements set out in those agreements. The key raw materials for the products we manufacture include highly advanced fiberglass fabrics, select carbon reinforcements, foam, balsa wood, resin, adhesives for assembly of molded components, gel coat or paint for preparation of cosmetic surfaces, and attachment hardware, including steel components. Our sourcing activities are managed at both global and regional levels. The global sourcing team manages the sourcing activities through framework contracts and drives strategic sourcing activities. The regional supply chain teams control the sourcing activities which include mainly service and indirect materials along with some local capital expenditure activities.

III.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have determined that:

•	Our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	We are unable to determine that none of the conflict minerals present in our products originated in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

IV.	Design of Due Diligence Measures

TPI has implemented due diligence measures with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

V.	Due Diligence Measures Performed by TPI

TPI has performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

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TPI has adopted a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) its support for sourcing conflict-free materials from the Covered Countries in accordance with OECD Guidance, and (ii) its expectations of its suppliers regarding supporting TPI’s compliance activities. The Conflict Minerals Policy can be found on our website at
www.tpicomposites.com/suppliers/supplier-resources/.

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Members from our Environmental, Health, and Safety (“EHS”), supply chain, and legal departments are managing the implementation of TPI’s RCOI, the conducting of due diligence on the source and chain of custody of TPI’s necessary conflict minerals, and the drafting of the SEC filings required by the Final Rules. To the extent that red flags or other issues are identified in the supplier questionnaire or vendor approval processes, these issues and red flags will be addressed first by the responsible individuals within the EHS, supply chain, and legal departments, and may be reported to the Audit Committee of our Board of Directors.

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The EHS, supply chain, and legal staff responsible for conflict minerals compliance are required to be familiar with TPI’s Conflict Minerals Policy and with TPI’s conflict minerals-related processes and procedures.

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TPI’s standard terms of purchase contain a conflict minerals compliance provision requiring suppliers to (i) cooperate with TPI in providing all certifications and information relating to Conflict Minerals and (ii) make all commercially reasonable efforts to contractually require its supply base (and its supplier’s supply base) to comply with all relevant and material obligations.

•	TPI has adopted a record retention policy to retain relevant documentation for conflict minerals reporting for a period of five years.

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TPI has established an anonymous hotline that is designed to provide a confidential or anonymous avenue of communication for reporting violations of (i) TPI’s Code of Business Conduct & Ethics and Conflict Minerals Policy or (ii) applicable law, including disclosures in reports filed with the SEC and other public disclosures that are not fair, timely and understandable. For this reason, our anonymous hotline and Code of Business Conduct & Ethics include and encompass the reporting of improper activities in connection with the preparation of TPI’s Form SD pursuant to the Final Rules and the Conflict Minerals Policy.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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TPI retained APA Engineering Pvt Ltd. (“APA”), a third-party service provider, to assist in reviewing its supply chain and identifying risks. To trace materials and demonstrate transparency procured by the supply chain, TPI utilized the Conflict Minerals Reporting Template (CMRT) Version 6.31 or higher to conduct a survey of our suppliers. During the supplier survey, TPI contacted suppliers via the APA AutoGen – CM, a software-as-a-service (SaaS) platform provided by APA that allowed suppliers to upload completed CMRTs directly to the platform for validation, assessment, and management. Via AutoGen – CM and with the support of the APA team, TPI requested that all suppliers complete a CMRT. TPI directly contacted suppliers that were unresponsive to APA communications during the diligence process and requested these suppliers complete the CMRT and submit it to APA. TPI’s program continues to include automated data validation on all submitted CMRTs.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of red flags that are identified as a result of either (i) the CMRT or (ii) the receipt of information from other sources, TPI determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, TPI will send an applicable follow-up communication to gather more information or clarify inconsistent information. As applicable, TPI may escalate by engaging with the supplier to resolve the sourcing issue and/or engaging with our customer to the extent the sourcing decision is driven by our customer.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

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Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the Responsible Minerals Initiative to conduct third-party audits of smelters and refiners.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we have filed a Form SD and a CMR as an exhibit thereto for the 2023 calendar year reporting period. The Form SD and Conflicts Minerals Report are also available on our website at www.tpicomposites.com/English/investors/default.aspx.

VI.	Due Diligence Results

Each of TPI’s products have a corresponding bill of material. On average, TPI’s global sourcing team sources approximately 89% of the aggregated bills of material spend managed by TPI. The regional supply chain teams source the remaining 11% of the aggregated bills of material, as well as the materials for our tooling assemblies. A sizeable quantity of the 11% of material sourced by our regional supply chain team is manufacturing, process-related consumables that are not contained in TPI’s final products (e.g. paint brushes, buckets, and rags). For TPI’s conflict minerals inquiry, TPI’s global sourcing team submitted into the APA AutoGen – CM platform 372 suppliers who supplied TPI products in 2023. 259 provided a completed CMRT. TPI’s total response rate of suppliers who supplied TPI products that are sourced by the global sourcing team for this reporting year was 71%.

Smelters and Refiners. In connection with our RCOI and due diligence efforts, our suppliers provided us with lists of facilities that may have processed the necessary conflict minerals used in our products during 2023. Our suppliers reported 348 smelters and refiners. Of these 348 smelters, 223 are conformant with the Responsible Minerals Audit Program’s (“RMAP”) assessment protocols. 7 smelters are listed as active, meaning that they have committed to undergo or are in the process of undergoing an assessment. 118 smelters are not currently active or conformant as per RMAP Standards.,

Due Diligence Efforts to Identify Country, Location, and Mine of Origin of Conflict Minerals in Products. After obtaining CMRT forms through our RCOI and due diligence processes as described above, we compared the smelters and refiners used by relevant suppliers with the list of smelters and refiners from the RMAP, as well as responses in the CMRT, to gather the country, location, and mine of origin information.

We reasonably believe that of the 348 smelters and refiners reported by our suppliers: (i) 230 smelters and refiners either did not source conflict minerals that originated from a Covered Country or sourced exclusively from recycled or scrap sources and (ii) 118 smelters and refiners either did source or may have sourced conflict minerals that originated from a Covered Country. Attached as Addendum A to this CMR is a list that TPI believes may include countries of origin for the necessary conflict minerals in our supply chain, which we identified by comparing data that suppliers reported to us against information available to us through the Responsible Minerals Initiative (“RMI”) and from other third-party organizations. This list may not be exhaustive because, for example, some responses are pending and some assessment programs do not disclose complete country of origin information for all participating smelters and refiners. As is a common practice when requests are sent upstream in the supply chain, those who purchase materials from smelters may not be able to discern exactly which company’s product lines the materials may end up in. As a result, those providing the smelters/refiners often list all smelters/refiners they may purchase from within the reporting period. Therefore, the smelters/refiners (as sources) listed in Appendix A are likely to be more comprehensive than the list of smelters/refiners processing the conflict minerals contained in the Company’s products. Therefore, TPI does not have sufficient information to conclusively determine all of the countries of origin of necessary conflict minerals in the Products.

VII.	Steps to Improve Due Diligence and Pursue Continuous Improvement

TPI intends to take the following steps to continue improvement of our due diligence efforts:

•	Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include, but are not limited to:

•	Using a comprehensive smelter and refiner library with detailed status and notes for each listing.

•	Scanning for credible media on each smelter and refiner to flag risk issues.

•	Comparing the list of smelters/refiners against government watch and denied parties lists.

•	Continue active engagement with suppliers and provide additional information and training resources regarding responsible sourcing of conflict minerals.

•	Encourage suppliers to implement due diligence procedures for their supply chains to improve the content of the responses from such suppliers.

•	Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, as well as included in the terms and conditions of each purchase order issued.

•	Continue to follow the OECD Guidance, by increasing an emphasis on clean and validated smelter and refiner information from the supply chain through feedback and detailed smelter analysis.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence improvements are forward-looking in nature and are based on TPI management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of TPI’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including TPI’s) are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.

Addendum A

Based on information available from RMI and other third-party organizations as of May 31, 2024, we believe that the countries of origin of the necessary conflict minerals in our supply chain may include, but may not be limited to, the following:

ANDORRA	AUSTRALIA	AUSTRIA	BELGIUM	BOLIVIA (PLURINATIONAL STATE OF)

BRAZIL	CANADA	CHILE	CHINA	COLOMBIA

CONGO, DEMOCRATIC REPUBLIC OF THE	CZECHIA	ESTONIA	FRANCE	GERMANY

GHANA	INDIA	INDONESIA	ITALY	JAPAN

KAZAKHSTAN	KOREA, REPUBLIC OF	KYRGYZSTAN	LITHUANIA	MALAYSIA

MEXICO	MYANMAR	NETHERLANDS	NEW ZEALAND	NORWAY

PERU	PHILIPPINES	POLAND	PORTUGAL	RUSSIAN FEDERATION

RWANDA	SAUDI ARABIA	SINGAPORE	SOUTH AFRICA	SPAIN

SUDAN	SWEDEN	SWITZERLAND	TAIWAN, PROVINCE OF CHINA	THAILAND

TURKEY	UGANDA	UNITED ARAB EMIRATES	UNITED STATES OF AMERICA	UZBEKISTAN

VIET NAM	ZIMBABWE